[Orrick, Herrington & Sutcliffe Letterhead]

Michael J. McElroy
(202) 339-8491
mmcelroy@orrick.com

June 30, 2006

Ms. Sara Kalin, Esquire, Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wachovia Asset Funding Trust, LLC
Registration Statement on Form S-3
File No. 333-134532
Response to SEC Comment Letter dated June 14, 2006

Dear Ms. Kalin:

On behalf of Wachovia Asset Funding Trust, LLC ("WAFT"), this letter responds to your letter dated June 14, 2006 (the "Comment Letter"), providing comments on the Registration Statement on Form S-3, file no. 333-134532 (the "Registration Statement") submitted on May 26, 2006 by WAFT.

For your convenience, each of your comments has been reproduced below, followed by WAFT's response. All capitalized terms defined in the applicable prospectus supplement or the prospectus and used in the following responses without definition, have the meanings specified in the Registration Statement.

Registration Statement on Form S-3

General

Comment 1:

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3.

Sara Kalin

Securities and Exchange Commission

June 30, 2006

Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

WAFT has two affiliates, Wachovia Asset Securitization Issuance, LLC ("WASI") and Wachovia Mortgage Loan Trust, LLC ("WMLT"), that have offered asset-backed securities involving the same asset class as WAFT. The CIK codes for WASI and WMLT are 0001012278 and 0001326845, respectively.

During the past twelve months, one Exchange Act report for WMLT was filed in an untimely manner. We have reported this event to the Division of Corporation Finance's Office of Chief Counsel and have been advised by such office that, notwithstanding this filing discrepancy, the SEC will not object to the use of Form S-3 by WMLT and its affiliates that offer asset-backed securities involving the same asset class as WMLT. Please let us know if you would like more information about this filing error or our communications with the Office of Chief Counsel.

Comment 2:

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:	We confirm that for each takedown all material terms to be included in the finalized agreements will also be disclosed in the related final Rule 424(b) prospectus.
Comment 3:	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
Response:	We confirm that unqualified legal and tax opinions will be filed at the time of each takedown.
Comment 4:

We note from page 29 that you may include several specific types of credit support, as well as “another type of credit support.” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be

Sara Kalin

Securities and Exchange Commission

June 30, 2006

complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown, and revise to remove the language noted above.

Response:

We note your comment and confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. We have revised the language on page 29 of the base prospectus as requested.

Comment 5:

When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response:	We have included a blackline against a prior pooling and servicing agreement for WMLT for your review.
Comment 6:

When referring to transaction parties, please use the terminology set out in Regulation AB. For example, we note your reference on the cover pages of your prospectuses to “the trust” as opposed to the “issuing entity.” Please revise throughout the filing as necessary.

Response:	We have made the revisions as requested.

Base Prospectus

Description of Credit Support, page 74

Comment 7:

We note from the first two paragraphs of this section that credit support may be structured so as to be drawn upon by more than one series and that, if this structure is used, security holders will be subject to the risk that credit support will be exhausted by claims of other covered trusts. Please remove this language or provide us with an analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response:	We have revised the language to remove the inference that credit support may be structured so as to be drawn upon by more than one series.

Sara Kalin

Securities and Exchange Commission

June 30, 2006

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Should you have any questions about this letter, please do not hesitate to contact me at (202) 339-8491.

Respectfully submitted,

/s/ Michael J. McElroy

Michael J. McElroy

cc:	John Stickel, Staff Attorney, Division of Corporation Finance
Katherine Crost, Orrick, Herrington & Sutcliffe LLP
Robert J. Perret, Wachovia Capital Markets, LLC
David K. Tinkler, Wachovia Corporation